EXHIBIT 99.1

COLLIERS INTERNATIONAL GROUP INC. ANNOUNCES INFORMATION REGARDING SHAREHOLDER MEETING

Change of Location and Attendance Restrictions

TORONTO, March 27, 2020 (GLOBE NEWSWIRE) -- In light of the evolving spread of COVID-19 and guidance from government and public health authorities, Colliers International Group Inc. (NASDAQ and TSX: CIGI) is providing an update on its upcoming Annual Meeting of Shareholders to be held on April 7, 2020 at 4:00pm (Toronto time).

Given the current circumstances, the location of the meeting has been changed to Colliers’ global head office, located at 1140 Bay Street, Toronto, Ontario, Canada.  In accordance with recent guidance from securities regulatory authorities, no supplemental management information circular will be sent to communicate this change, and Colliers has taken steps to inform the applicable securities intermediaries of the new meeting location.

Colliers will be strictly restricting physical access to the meeting to registered shareholders and formally appointed proxyholders and will not be permitting any others (including beneficial shareholders that hold their Colliers shares through a broker or other intermediary) to attend.

Colliers strongly encourages registered shareholders and proxyholders not to attend the meeting in person, and shareholders are encouraged to vote using one of the methods described in the management information circular mailed to shareholders earlier this month.  Registered shareholders and proxyholders who nonetheless wish to attend in person may be subject to health screening procedures at the entrance and will be asked to socially distance themselves from others at the meeting.

The meeting will be audio webcast live at 4:00pm (Toronto time) and can be accessed either by conference call at 1-877-402-8911, conference ID #8745929 or accessed at the Company’s website at corporate.colliers.com in the “Events” section.  A replay of the call will be archived on the Company’s website for access at a later date.

About Colliers International Group Inc.

Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COLLIERS CONTACT:

Christian Mayer, CFO
(416) 960-9500